IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD,, SUITE 1150

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

March 26, 2014

By EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Chineselnvestors.com, Inc.
Form 10-K for Fiscal Year Ended May 31, 2013
Filed August 29, 2013
Form 10-Q for Fiscal Quarter Ended November 30, 2013
Filed January 14, 2014
File No. 000-54207

Dear Mr. Spirgel:

We are counsel to ChineseInvestors.com, Inc. (the “Issuer”). We write in response to the comment letter dated February 27, 2014 that was issued as a result of the SEC’s review of the above listed documents. This response letter is being transmitted via EDGAR on March 26, 2014 along with our amended Form 10-K for fiscal year ended May 31, 2013 and Form 10-Q for the fiscal quarter ended November 30, 2013.

The following revised forms reflect the staff’s comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Financial Statements for the Year Ended May 31, 2013

Notes to the Financial Statements

Critical Accounting Policies and Estimates, Pages F-7 – F-9

Revenue Recognition, Investor Relations Income, page F-8

This letter sets forth each of the staff’s comments followed by our supplemental response.

Larry Spirgel,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

March 26, 2014

1.	Refer to your disclosure on page 11 of your document. We note that you earn investor relations income when you advertise clients in your website. We also note that you have been accepting a special restricted class of stock as payment for these services. Tell us more details about this practice.

RESPONSE: The Issuer generates investor relations income generally from currently publicly traded companies (“Client Companies”) that have engaged the Issuer to introduce their company to the Issuer’s current subscribers to increase interest and general awareness of the Client Company’s business and stock. The Issuerperforms such services in return for a cash fee, stock in the Client Company or an agreed combination thereof. To clarify this practice we have expanded the Revenue recognition disclosure note to include the following:

‘The Company recognizes revenue pursuant to the revenue recognition principles presented in SAB Topic 13. First, via persuasive evidence of an arrangement. Second, delivery has occurred or services have been rendered. Third, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.

‘Investor relations income is earned by the Company in return for delivering current, publicly available information related to our client companies. These revenues are prepaid by the client company and as such are initially recorded as an asset with an offsetting unearned revenue liability. This revenue is recognized over the term of the services period while the services are being provided. The value of the revenue earned is recognized every quarter based upon the client company’s stock closing price multiplied by the numbers of shares earned within that specific accounting period. By recognizing the revenue incrementally we are following the guidelines of SAB Topic 13, in that we are only recognizing revenue once the value of the revenue received is fixed and determinable. In addition we are applying the definition of readily determinable fair value presented at Accounting Standards Codification 820-10-15-5 in assessing the amount to recognize in each accounting period. The number of shares earned is a function of the time period for which services are provided over the contract period in relation to the price of the shares at the time of the services being delivered, added to the value of cash received if any, then recognized as revenue in the period the services were delivered.’

Larry Spirgel,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

March 26, 2014

2.

Also we note that your disclosure states that these revenues are “prepaid”. Please clarify and describe in detail whether you receive cash or common stock from the client prior to the providing of services, the period over which such amounts are recognized as revenue (e.g. term of the agreements) and the restrictions on the stock received in lieu of cash payment.

RESPONSE: As payment for these services, the Issuer has received cash and/or client company stock where the client company is a publicly traded company. The period over which such amounts are recognized as revenue is generally over interval over which the Issuer performs services for the Client Company in accordance with the terms of the applicable Service Agreement. The Issuer’s general process is that upon execution of the contract the client company will deliver the cash and stock payment as stipulated in the Service Agreement. Upon receipt of payment, and in compliance with the Service Agreement, the services are delivered over the time as agreed upon. The Issuer recognizes the revenue from each contract over the period of time in which the contract is being fulfilled. At the close of each financial accounting period, payments that the Issuer received under contracts which have been fulfilled and prorated portions of contracts that have been partially fulfilled are recognized on the income statement under the heading “Investor Relations Revenue,” any stock or cash payment for which services have not been fully delivered are recognized on a pro-rata basis on the balance sheet liability section as “Unearned revenue paid in stock.”

3.

Further please revise your accounting policy to disclose how you value the marketable securities at the time received and how you recognize changes in fair value of these marketable securities over the period in which services are provided.

RESPONSE: Please reference the companies updated 10-K, note 2. Critical Accounting Policies and Estimates, which has been updated to read the following:

The Company followed the guidance of ASC 320-10-30 to determine the initial measure of value based on the quoted price of an otherwise identical unrestricted security of the same issuer, adjusted for the effect of the restriction, in accordance with the provisions of topic 820-10-15-5, which states that an equity security has a readily determinable fair value if it meets the condition of having a “sales prices or bid-and-asked quotations which are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotation systems or by the OTC Markets Group Inc. Restricted stock meets that definition if the restriction terminates within one year.” These shares were classified as available for sale securities in accordance with ASC 948-310-40-1 as the Issuer’s intention is to sell them in the near-term (less than one year). In compliance with ASC 320-10-35-1, equity securities that have readily determinable fair values that are classified as available-for-sale shall be measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for Available-for-sale securities (including those classified as current assets) shall be excluded from earnings and reported in other comprehensive income until realized."

Larry Spirgel,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

March 26, 2014

Investments in available for sale (AFS), page F-9

4.

We note that you classify as available for sale (AFS) on your Balance Sheet but your disclosure in the second paragraph states “a trading security has a readily determinable fair value….shall be included in earnings.” Such disclosure is inconsistent with your accounting for these securities and classification on the Balance Sheet. Refer to ASC 320-10-35 and revise.

RESPONSE: Please reference amended 10-K which changed the paragraph in question to read the following: “The Company followed the guidance of ASC 320-10-30 to determine the initial measure of value based on the cost method. These shares were classified as available for sale securities in accordance with ASC 948-310-40-1 as the Companies intention is to sell them in the near-term (less than one year). In compliance with ASC 320-10-35-1, equity securities that have readily determinable fair values that are classified as available-for-sale shall be measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for Available-for-sale securities (including those classified as current assets) shall be excluded from earnings and reported in other comprehensive income until realized."

5.

We note that the investment securities that you are receiving as payment for the advertising services provided are restricted. It appears to us that you should have adjusted the fair value of the security for the effect of the restriction in accordance with the provision of Topic 820. Refer to ASC 320-10-30-1 and revise. Further, please tell us the composition of your investment securities including the name of the issuer, the value assigned to each security, and the nature of the restriction.

RESPONSE: All investment securities received as payment by the Company are resalable in compliance with Rule 144 which requires a six month restriction. In accordance with ASC 820-10-15-5 all such transactions are recognized based upon their readily determinable fair value. There it states that an Equity security has a readily determinable fair value if it meets the following conditions: “The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotation systems or by the OTC Markets Group Inc. Restricted stock meets that definition if the restriction terminates within one year.”

Larry Spirgel,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

March 26, 2014

The Company determined that no discount was appropriate in compliance with the direction provided above since all stock restrictions terminate within less than one year and in the application of the matching and consistency principle. If the Company were to discount the stock by some arbitrary percentage and then adjust the value back to market once the six month restriction was passed it would result in the Company shifting a portion of the revenue recognized to a period after the work to earn the revenue was performed and the amount earned was already fixed and determinable. As this is a transaction that occurs on a frequent basis for ChineseInvestors.COM, Inc. including an arguably arbitrary shift in the company’s revenue recognition could potentially mislead prospective investors and therefore would be an inappropriate application of accounting principles.

In addition the Company considered the principle of consistency and the guidance at ASC 505-50-25-4 which requires that if the Company were to pay an out outside contractor by issuing shares of its freely trading stock, with a Rule 144 restriction, it would be recognized “in the same manner as if the grantor had paid cash for the goods or services … instead of paying with or using the equity instruments.” Since an expense paid in rule 144 short-term restricted stock would be recognized based on fair value, payment received in rule 144 short-term restricted stock should also be recognized based on fair value.

All stock held at May 31, 2013 was received with a six month restriction from the date the stock certificate was issued in accordance with standard Rule 144 restrictions. Clear Currents Inc. stock has been the only stock received that was not from a publicly traded company. The valuation for clear currents stock was disclosed as a level two assets in the notes to the financial statements.

Larry Spirgel,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

March 26, 2014

At May 31, 2014 the Company’s available for sale securities were comprised of the following securities:

Name of Issuer	# of Shares Held at May 31, 2013	Closing Price	Total Value
Nova Lifestyles, Inc.	100,000	$4.72	$472,000
Great China Mania Holdings, Inc.	1,667,000	$0.06	$107,021
Singlepoint, Inc.	1,000,000	$0.01	$13,000
Clear Currents, Inc.	60,000	$1.00	$60,000
			$652,021

Form 10-Q for Fiscal Quarter Ended November 30, 2013

Financial Statements for the Quarter Ended November 30, 2013

Statements of Cash Flows, page 5

6.

Please tell us and disclose the nature of the non-cash revenue held as AFS securities. It is unclear whether this relates to amounts received from customers as restricted stock or changes in the fair value of the AFS securities held by you. Further, please tell us your basis in the accounting literature of ASC 230 for the presentation of non-cash revenue as a reconciling item in operating activities in your statements of Cash Flows.

RESPONSE: The non-cash revenue held as AFS securities consists of revenue that was earned in the current period for which payment was received in the form of rule 144 restricted stock that was subject to a six month restriction in public companies that are currently trading on national stock exchanges. The Company has amended the Form 10-Q so that the heading more clearly reads, “Adjustment to reconcile net income/(loss) to net cash used in operating activities: In addition we have modified the line item to more clearly state the nature of this line items as “Available for sale securities received for service provided.”

The change in carrying value is accounted for on the balance sheet as unrealized gain on securities in accordance with AFS accounting.

Larry Spirgel,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

March 26, 2014

Notes to the Financial Statements

Critical Accounting Policies and Estimates, page 7-9

Revenue Recognition, page 7

Unearned revenue, investor relations work, page 9

7.

Please tell us and disclose the revenue recognition policy for service provider income pursuant to SAB Topic 13. There appear to be service agreements in place for your company to promote the stock of your clients, but it is unclear how revenue is earned, and whether amounts are fixed and determinable. Also, please tell us how this source of source of revenue differs from investor relations income disclosed in your Form 10-K for the year ended May 31, 2013, as you disclose the company has received shares of stock as payment for investor relations work in the disclosure of ‘Unearned revenue, investor relations work’ on page 9.

RESPONSE: Service provider income and investor relations income were terms used to describe the same revenue stream. In an effort to make the revenue terminology communicate more clearly the Company has amended the Form 10-K and Form 10-Q currently under review to consistently reflect what it believes is the most accurate terminology which it believes is “Investor Relations Income.” In addition, the Company has expanded disclosure of its revenue recognition policy to include the following at the start of that section of the notes to the financial statements:

“The Company recognizes revenue pursuant to revenue recognition principles presented in SAB Topic 13. First, via persuasive evidence of an arrangement. Second, delivery has occurred or services have been rendered. Third, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.’

In addition, the Company has modified the revenue recognition disclosure related to investor relations income to read the following: “Investor relations income is earned by the Company for publicizing other publicly traded companies, in return for cash, shares of the client company’s common stock, or a combination thereof. These revenues are prepaid by the client, then the revenue is recognized over the term of the services period while the services are being provided by the Company. The value of the revenue received is fixed and determinable based upon the stock received being freely traded on the one of the major national exchanges and the definition of readily determinable fair value presented at Accounting Standards Codification 820-10-15-5. The number of shares earned is multiplied by the price of the shares at the time of the services being delivered, added to the value of cash received, if any, then recognized as revenue in the period the services were delivered.”

Larry Spirgel,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

March 26, 2014

Short-term debt, secured by stock, page 9

8.

Please tell us and disclose your basis for fair valuing your company-owned 100,000 shares in Nova Lifestyles, Inc. (Nova Lifestyles) stock at $425,000 at November 30, 2013. Nova Lifestyles appears to be a privately-held Canadian-based company. Please reference ASC 320 and ASC 820 in your response.

RESPONSE: Nova Lifestyles, Inc. is a United States based public company that was trading on the Over the Counter Bulletin Board exchange under the ticker symbol STVS at November 30, 2013, when our quarterly reporting period ended. Subsequent to the Quarter end, on January 17, 2014 Nova Lifestyles, Inc. began trading on the NASDAQ exchange under the ticker symbol NVFY. ASC 820-10-15-5 states that “an equity security would have a readily determinable fair value if any one of three conditions is met. One of those conditions is that sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotation systems or by the OTC Markets Group Inc.

The OTCBB quoted price on November 30, 2013 was $4.25 per share, thereby resulting in the value of $425,000 for the 100,000 shares the company was then holding.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six months ended November 30, 2013 compared to the six months ended November 30, 2012, page 14

9.	Please provide a comprehensive comparison of your six month results for the period ended November 30, 2013 to the corresponding six month period for 2012 as required under item 303 of Regulation S-K.

RESPONSE: The Company has filed an amended form 10-Q with this required disclosure added.

Larry Spirgel,

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

March 26, 2014

Item 4. Controls and Procedures (omitted)

10.

Please furnish the Evaluation of Disclosure Controls and Procedures and Changes in Internal Controls over Financial Reporting as required by Item 307 of Regulation S-X. This section was omitted from your form 10-Q.

RESPONSE: The Company has filed an amended 10-Q with this required disclosure added. The following disclosure was added:

“Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Interim Report on Form 10-Q, have concluded that, based on such evaluation, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/

Michael E. Shaff

cc:	Mr. Brett Roper
Mr. Warren Wang
Mr. Paul Dickman